``



June 16, 2005


Mr. Stephen R. Wilson
President and Chief Executive Officer
CF Industries Holdings, Inc.
One Salem Lake Drive
Long Grove, IL  60047


	Re:	CF Industries Holdings, Inc.
		Form S-1 filed May 16, 2005
		File No. 333-124949

Dear Mr. Wilson:

      We have completed our review of the above filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:

* the number of shares to be sold;
* the number and percentage of shares to be retained by CF
Industries
Holdings, Inc. after the offering;
* the number of shares to be outstanding;
* status of the new senior credit facility and the amount of outstanding borrowings;
* identities of new directors and committee members;
* the beneficial ownership information at page 89;
* the number and the percentage of the offered shares to be reserved for the directed share program;
* estimates for all unknown amounts, identified as such, in Item
13;
and
* the opinion of counsel regarding legality.


4. Provide the estimated per share price range of the offering or advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.

5. It is inappropriate to suggest that the information in the prospectus is "only" accurate as of its date. Similarly, it is inappropriate to include disclaimers and other language that suggests that your disclosure may be inaccurate or incomplete, as you have done under the caption "Market and Industry Data and Forecasts." Please make necessary revisions and move all such disclosure so that the summary and risk factors sections immediately follow the cover page.

6. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

7. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.
Consult
Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

	Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may comment further.

Summary

8. Provide us with support for your market share assertions and your claims regarding having the "largest" and "most versatile nitrogen fertilizer complex" in North America. Also support your claim that your key competitors are "more highly leveraged."

Risk Factors, page 11

9. Revise your captions so that they are precise and concise and identify in each case the potential harm. Among captions requiring revision are "Our business is cyclical," "Our forward pricing program may not be successful" and "Our operations are dependent upon raw materials provided by third parties."

10. Eliminate language that tends to mitigate the risk or is extraneous to the risk factor discussion. Examples include clauses that begin "although" or "while," your reference to maintaining insurance policies at "customary industry" levels and the excess detail under "Our operations are dependent on numerous required permits." Also rather than indicating you cannot "assure" or provide assurance of a particular outcome, state the risk directly and plainly.
The Reorganization Transaction, page 23

11. Advise us whether you considered seeking a ruling by the Internal
Revenue Service regarding whether the tax benefits from the related deferred tax asset would be realizable after the completion of the offering. Disclose in necessary detail and with quantification the potential consequences relating to the deferred tax asset, including the valuation allowance and the amount of payments you might need to make to the owners of CF Industries due to taxes actually saved. Include new Risk Factors disclosure regarding the uncertainty, if appropriate. We may have additional comments.

12. Identify the "owners" that are party to the transaction. We note the tabular presentation at page 88 in that regard. Briefly disclose how the transaction was agreed upon, and provide other relevant background details.

Dividend Policy, page 25

13. Disclose the per share amount and dividend yield, and specify how long you intend to pay quarterly cash dividends. Discuss in necessary detail the limitations on your ability to pay dividends, providing quantification as appropriate. We may have additional comments.

Management`s Discussion and Analysis, page 32

14. Expand your discussion under "Cash Flows" at page 46 to explain in greater detail why you created a new definition for "working capital." Also clarify the references to "favorable changes in working capital" in the same periods that working capital decreased.
Provide all missing quantification to make the comparisons more meaningful.

Management, page 78

15. Ensure that you state the principal business conducted by each employer within the five year period, including Modine
Manufacturing
Co. and Eaton Corporation.

16. A number of sketches appear to include gaps. Among others, refer to the sketches for Messrs. Thomas, Barnard and Summa. Revise the sketches to provide months and years for the five year periods, so that there are no gaps or ambiguities with regard to time.

Certain Relationships and Related Party Transactions, page 87

17. We note your disclosure regarding the terms of the Hayes
Terminal
transaction. Disclose whether future transactions with affiliates will be on terms no less favorable to you than could be obtained from unaffiliated third parties.


Underwriters, page 105

18. Expand your disclosure to describe all the "legal matters" and "other conditions" to which you refer in the second sentence of the second textual paragraph on page 105.

19. With a view toward disclosure, advise us whether there are any agreements or understandings, tacit or otherwise, for the underwriter to consider a release of any locked-up shares prior to the expiration of the 180 day lockup period.

20. Revise the disclosure in the third sentence under "Pricing of the
Offering" at page 108 to identify all material factors and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

Directed Share Program, page 108

21. Provide us with any materials given to potential purchasers of the reserved shares.

22. Describe the mechanics of how and when these shares will be offered and sold. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Advise us whether direct share purchasers are required to establish accounts before the effective time. Explain how the procedures for the direct share program differ from the procedures for the general offering to the public.

Financial Statements

23. Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

24. Provide a currently dated consent from the independent accountants in your amendment.

Note 15 - Property, Plant & Equipment - Net, page F-23

25. Please remove the reference in the first line item to mineral reserves and replace it with an appropriate description. For example, if the costs relate to mineral rights, you should so state.
In addition, separately disclose the cost of the land. We may have additional financial statement comments after we have considered your responses to the engineering comments in this letter.




Engineering Comments

General

26. You disclose phosphate reserve estimates for your Hardee phosphate complex. Please forward to our engineer as supplemental information, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7. This includes:

* Location, property, permitted area and summary geologic maps,
* A brief description of your sampling and analysis procedures,
* Drill-hole maps showing drill intercepts for all reserves,
* A few representative geologic cross-sections and drill logs,
* Listing of criteria used to determine what categories of reserve your mineral materials should be reported in,
* Justifications for the drill hole spacings used at various reserve classification levels,
* A detailed description of your procedures for estimating
"reserves,"
* A breakout of all proven and probable reserves by mine or property,
* All reserve audit or review reports that were produced for your mines and properties within the last three years.
* A listing of phosphate rock market prices for the last three years,
* Copies of pertinent economic, engineering, or geological reports, or feasibility studies concerning your properties that are needed to establish the existence of reserves as defined in Industry Guide 7.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

27. Please provide to us:
* A description of land ownership and leases for your phosphate mining operations.
* The terms of any underlying agreements or royalties that exist for each property with reserves listed in this section.

28. Concerning your phosphate reserves, please provide to us:
* A discussion about the types of permits required and extent of your completed permitting, either in term of the number of years of future production that are currently permitted or a date that permits expires.
* An assessment of the potential issues that could prevent you from further permitting of your phosphate reserves.
* Relate the extent that the areas where you have designated reserves have had wetland surveys completed that are used to delimit the extent of permitable mining areas.

29. Please provide to us the following:
* An assessment of the adequacy of your current tailings containment facilities for your phosphate mine associated processing operations.
* Your plans for any additions or expansions of these tailings containment facilities.

30. Please provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price for phosphate rock. You may wish to request confidentiality treatment for this information.

31. Please provide a table that shows for each phosphate mine, tonnage and grade estimates of proven and probable reserves for the past two years, annual mine production for each mine for the past three years, and indicate the extent the tonnage that is leased or owned.


Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions on the comments regarding financial statements and related disclosure to Barry Stem, Senior Assistance Chief Accountant, at (202) 551-3763. Direct questions relating to engineering issues to Roger Baer, Mining Engineer, at (202) 551-3705.
Direct questions on other disclosure issues to Carrie Darling at
(202) 551-3724 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-0405.
							Sincerely,


							H.  Roger Schwall
							Assistant Director

cc:	Mr. Richard Witzel  (via facsimile only (312) 407-0411)
	Barry Stem
	Roger Baer
      Timothy Levenberg
      Carrie Darling
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Mr. Stephen R. Wilson
CF Industries Holdings, Inc.
June 17, 2005
page 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail stop 0405